UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                           NoFire Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.20 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   654865 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Andrew H. Tisch
                               667 Madison Avenue
                               New York, NY 10021
                                 (212) 521-5130
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices an Communications)

                                 January 7, 2000
--------------------------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

-----------------------                                    ---------------------
CUSIP No. 654865 10 4                                        Page 2 of 32 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

          NF Partners, LLC
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |x|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            9,807,661
    NUMBER OF       ------------------------------------------------------------
      SHARES          8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY               -0-
       EACH
     REPORTING      ------------------------------------------------------------
      PERSON          9     SOLE DISPOSITIVE POWER
       WITH
                            9,807,661
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,807,661
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          44.86%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------                                    ---------------------
CUSIP No. 654865 10 4                                        Page 3 of 32 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

          Andrew H. Tisch
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |x|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            285,000
    NUMBER OF       ------------------------------------------------------------
      SHARES          8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY               -0-
       EACH         ------------------------------------------------------------
    REPORTING         9     SOLE DISPOSITIVE POWER
     PERSON
      WITH                  285,000
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          285,000
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.90%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------                                    ---------------------
CUSIP No. 654865 10 4                                        Page 4 of 32 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

          JMC Investments LLC
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |x|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Connecticut
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            337,533
    NUMBER OF       ------------------------------------------------------------
      SHARES          8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY               -0-
       EACH         ------------------------------------------------------------
    REPORTING         9     SOLE DISPOSITIVE POWER
     PERSON
      WITH                  337,533
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          377,533
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.24%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------                                    ---------------------
CUSIP No. 654865 10 4                                        Page 5 of 32 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

          John Capozzi
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |x|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            175,000
    NUMBER OF       ------------------------------------------------------------
      SHARES          8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY               -0-
       EACH         ------------------------------------------------------------
    REPORTING         9     SOLE DISPOSITIVE POWER
     PERSON
       WITH                 175,000
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          175,000
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.17%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------                                    ---------------------
CUSIP No. 654865 10 4                                        Page 6 of 32 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

          Ravitch Rice & Company LLC
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |x|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            203,879
    NUMBER OF       ------------------------------------------------------------
      SHARES          8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY               -0-
       EACH         ------------------------------------------------------------
    REPORTING         9     SOLE DISPOSITIVE POWER
      PERSON
      WITH                  203,879
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          203,879
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.36%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------                                    ---------------------
CUSIP No. 654865 10 4                                        Page 7 of 32 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

          Barry L. Bloom
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |x|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            428,778
    NUMBER OF       ------------------------------------------------------------
      SHARES          8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY               -0-
       EACH         ------------------------------------------------------------
    REPORTING         9     SOLE DISPOSITIVE POWER
     PERSON
      WITH                  428,778
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          428,778
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.83%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------                                    ---------------------
CUSIP No. 654865 10 4                                        Page 8 of 32 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

          Robyn Samuels
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |x|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            192,503
    NUMBER OF       ------------------------------------------------------------
      SHARES          8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY               -0-
       EACH         ------------------------------------------------------------
    REPORTING         9     SOLE DISPOSITIVE POWER
     PERSON
      WITH                  192,503
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          192,503
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.28%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------                                    ---------------------
CUSIP No. 654865 10 4                                        Page 9 of 32 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

          Paul A. Downey
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                        (b)  |x|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            337,533
    NUMBER OF       ------------------------------------------------------------
      SHARES          8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY               -0-
       EACH         ------------------------------------------------------------
    REPORTING         9     SOLE DISPOSITIVE POWER
     PERSON
      WITH                  337,533
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          337,533
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.24%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------                                    ---------------------
CUSIP No. 654865 10 4                                        Page 10 of 32 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

          Robert N. Downey
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                        (b)  |x|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            2,650,036
    NUMBER OF       ------------------------------------------------------------
      SHARES          8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY               -0-
       EACH         ------------------------------------------------------------
    REPORTING         9     SOLE DISPOSITIVE POWER
     PERSON
      WITH                  2,650,036
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,650,036
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.82%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------                                    ---------------------
CUSIP No. 654865 10 4                                        Page 11 of 32 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

          Robert H. Savage
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                        (b)  |x|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            471,429
    NUMBER OF       ------------------------------------------------------------
      SHARES          8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY               -0-
       EACH         ------------------------------------------------------------
    REPORTING         9     SOLE DISPOSITIVE POWER
     PERSON
      WITH                  471,429
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          471,429
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.10%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------                                    ---------------------
CUSIP No. 654865 10 4                                        Page 12 of 32 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

          Thomas M. Steinberg
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |x|
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            553,781
    NUMBER OF       ------------------------------------------------------------
      SHARES          8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY               -0-
       EACH         ------------------------------------------------------------
    REPORTING         9     SOLE DISPOSITIVE POWER
     PERSON
      WITH                  553,781
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          553,781
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.63%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 654865 10 4                 13D                    Page 13 of 32 Pages


         This Statement amends and supplements the Schedule 13D (the "Schedule 13D") of NF Partners, LLC, a Delaware limited liability company ("NFP"), JMC Investments LLC, a Connecticut limited liability company ("JMC"), Ravitch Rice & Company LLC, a New York limited liability company ("RRC"), Barry L. Bloom, Robyn Samuels, Paul A. Downey, Robert N. Downey, Robert H. Savage, Thomas M. Steinberg, Andrew H. Tisch, and John Capozzi filed with the Securities and Exchange Commission on June 26, 1998, as amended by Amendment No. 1 filed on October 30, 1998, Amendment No. 2 filed on December 1, 1998, Amendment No. 3 filed on April 12, 1999 and Amendment No. 4 filed on August 11, 1999, and relates to the acquisition by NFP, RRC and Robert N. Downey (the "Third Supplemental Purchase Agreement Investors") on January 7, 2000, of 820,896 Third Supplemental Purchase Agreement Units of NoFire Technologies, Inc. (the "Issuer"), each unit consisting of one share of Common Stock and five-year warrants to purchase 2.5 shares of Common Stock. Capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 2.  Identity and Background.
         -----------------------

         Because of certain business and family relationships among the Reporting Persons, they are filing as if they constitute a group solely for informational purposes. By signing this statement, each Reporting Person agrees that this Statement is filed on its, his or her behalf. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of, or pecuniary interest in, any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership or pecuniary interest is expressly reported herein.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         The source and amount of the funds or other consideration used by the Third Supplemental Purchase Agreement Investors to purchase the Third Supplemental Purchase Agreement Units on January 7, 2000 was as follows:

                                                             Aggregate
     Reporting Person          Source of Funds             Purchase Price
     ----------------          ---------------             --------------
     NFP                       Working Capital              $ 488,279.25
     RRC                       Working Capital              $   6,721.44
     Robert N. Downey          Personal Funds               $  54,999.63

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each of the Reporting Persons, together with the percentage of outstanding shares of Common Stock which is beneficially owned by each such person or entity. The ownership percentages set forth in the table below are based on 14,856,870

CUSIP NO. 654865 10 4                 13D                    Page 14 of 32 Pages


shares of Common Stock having been outstanding immediately after the transactions effected on January 7, 2000 pursuant to the Third Supplemental Purchase Agreement which number of shares was derived by adding the 820,896 shares of Common Stock issued pursuant to the Third Supplemental Purchase Agreement to the number of shares outstanding last reported by the Issuer (14,035,974 as of December 31, 1999 as reported in the Issuer's Form 10-QSB for the quarter ended November 30, 1999). The percentages of the outstanding shares of Common Stock owned by each of the persons listed below and the percentage of the outstanding shares of Common Stock owned by all of such persons in the aggregate have been calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to reflect ownership of shares of Common Stock issuable upon exercise of outstanding warrants owned by each such person. As provided in such Rule, shares of Common Stock issuable to any person upon exercise of its, his or her warrants (or issuable to all such persons in the aggregate) are deemed to be outstanding for the purpose of calculating such person's beneficial ownership (or all such persons' aggregate beneficial ownership) but not any other person's beneficial ownership.

                              Amount and Nature of
                              Beneficial Ownership
                              --------------------

                                                                       % of
                                                                       Stock
   Name of           Shares Owned     Has Right                         Out-
Beneficial Owner      Currently     to Acquire(1)        Total        standing
----------------      ---------     -------------        -----        --------
NFP                  2,802,189       7,005,472         9,807,661       44.86%
Andrew H. Tisch        160,000(2)      125,000(2)(3)     285,000(2)(3)  1.90%(2)
JMC                     96,438         241,095           337,533        2.24%
Capozzi                100,000(4)       75,000(4)        175,000(4)     1.17%
RRC                     58,251         145,628           203,879        1.36%
Barry L. Bloom         122,508         306,270           428,778        2.83%
Robyn Samuels           55,001         137,502           192,503        1.28%
Paul A. Downey          96,438         241,095           337,533        2.24%
Robert N. Downey       757,153       1,892,883         2,650,036       15.82%
Robert H. Savage       134,694         336,735           471,429        3.10%
Thomas M. Steinberg    158,223         395,558           553,781        3.63%
                       -------     -----------        ----------
Total                4,540,895      10,902,238        15,443,133

(1) Includes shares of Common Stock issuable upon exercise of Purchase Agreement Warrants, Supplemental Purchase Agreement Warrants, Second Supplemental Purchase Agreement Warrants and Third Supplemental Purchase Agreement Warrants held by the Purchase Agreement Investors, warrants held by Mr. Tisch reported in note 3 below and Consultant Warrants held by Mr. Capozzi reported in note 4 below.

(2)  Does not include shares owned by NFP.

CUSIP NO. 654865 10 4                 13D                    Page 15 of 32 Pages



(3) Prior to the transactions effected pursuant to the Purchase Agreement, Mr. Tisch acquired the following warrants: (a) warrants to acquire 50,000 shares of Common Stock at an exercise price of $2.00 per share, which warrants expire on November 13, 2001, (b) warrants to acquire 50,000 shares of Common Stock at an exercise price of $2.00 per share, which warrants expire on September 22, 2002 and (c) warrants to acquire 25,000 shares of Common Stock at an exercise price of $3.00 per share, which warrants expire on September 22, 2002.

(4) Shares in the "Shares Owned Currently" column are owned by Mr. Capozzi's wife. Shares in the "Has Right to Acquire" column are shares of Common Stock issuable upon exercise of the Consultant Warrants. Mr. Capozzi's rights to receive the Consultant Warrants vest at the rate of 1,250 Consultant Warrants monthly for so long as Mr. Capozzi continues to perform consulting services for the Issuer over a five-year period commencing on the date of the First Closing. Does not include shares owned by JMC.

         Each person listed above has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the shares listed after its, his or her name, except as follows: (1) by virtue of his relationship with NFP and certain trusts that control NFP, Mr. Tisch may be deemed to have indirectly shared power to vote or direct the vote and dispose or direct the disposition of the shares of Common Stock owned by NFP; and (2) by virtue of his status as manager and a member of JMC, Mr. Capozzi may be deemed to have indirectly shared power to vote or direct the vote and dispose or direct the disposition of the shares of Common Stock owned by JMC. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

         If all of the persons listed above exercised all of their warrants, they would collectively own 59.95% of the then-outstanding Common Stock.

         The only transactions in the Common Stock effected by the Reporting Persons during the sixty days preceding the date hereof were the acquisition by NFP, RRC and Robert N. Downey on January 7, 2000 from the Issuer in a private placement pursuant to the Third Supplemental Purchase Agreement of an aggregate of 820,896 Third Supplemental Purchase Agreement Units. NFP purchased 728,775 units, RRC purchased 10,032 units and Mr. Downey purchased 82,089 units, all at a price of $0.67 per unit. None of the other Reporting Persons effected any other transactions in the Common Stock during the 60 days preceding the date hereof.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer.
         -----------------------------------------

         On January 7, 2000, the Issuer, NFP, RRC, Robert N. Downey, Sam Oolie and Samuel Gottfried entered into the Third Supplemental Common Stock and Five-Year Warrant Purchase Agreement, dated as of January 7, 2000 (the "Third Supplemental Purchase

CUSIP NO. 654865 10 4                 13D                    Page 16 of 32 Pages


Agreement"). This agreement allows NFP, RRC and Robert Downey (the "Third Supplemental Purchase Agreement Investors") to purchase a total of 1,641,792 units (the "Third Supplemental Purchase Agreement Units") at a price of $0.67 per unit. Each unit consists of one share of Common Stock and five-year warrants (the "Third Supplemental Purchase Agreement Warrants") to purchase 2.5 shares of Common Stock at an exercise price of $0.67 per share. On January 7, 2000, the Third Supplemental Purchase Agreement Investors purchased an aggregate of 820,896 Third Supplemental Purchase Agreement Units for total aggregate consideration of $550,000.32. The Third Supplemental Purchase Agreement sets forth conditions for the purchase of the remaining 820,896 units. If these conditions are satisfied, the Third Supplemental Purchase Agreement Investors may, on or before April 30, 2000, elect to purchase the remaining Third Supplemental Purchase Agreement Units.

         The Third Supplemental Purchase Agreement amended Section 2.1(b) of the Common Stock and Five-Year Warrant Purchase Agreement, dated as of June 15, 1998, among the Issuer, NFP, RRC, JMC, Barry L. Bloom, Robyn Samuels, Paul A. Downey, Robert N. Downey, Robert H. Savage, Thomas M. Steinberg, Sam Oolie and Samuel Gottfried (the "Purchase Agreement"), to provide that the option to purchase up to 200,000 Second Tranche Units may be exercised at any time from August 31, 1999 through February 28, 2001. The Third Supplemental Purchase Agreement also amended Section 2.2 of the Purchase Agreement to provide that the option to purchase up to 666,667 Second Closing Units may be exercised at any time from September 15, 1999 through March 15, 2001.

Item 7.      Material to be filed as Exhibits.

Exhibit 1.   Agreement regarding the joint filing of this Statement.

Exhibit 2. Common Stock and Five-Year Warrant Purchase Agreement dated as of June 15, 1998 between the Issuer, the Purchase Agreement Investors and Sam Oolie and Samuel Gottfried. (Incorporated herein by reference to Exhibit 2 to the original Schedule 13D)

Exhibit 3. Form of Warrant. (Attached to the Purchase Agreement as Exhibit A). (Incorporated herein by reference to Exhibit 3 to the original
             Schedule 13D)

Exhibit 4. Registration Rights Agreement dated as of June 15, 1998 between the Issuer and the Purchase Agreement Investors. (Attached to the Purchase Agreement as Exhibit D). (Incorporated herein by reference to Exhibit 4 to the original Schedule 13D)

Exhibit 5. Supplemental Common Stock and Five-Year Warrant Purchase Agreement dated as of October 26, 1998 between the Issuer, the Supplemental Purchase Agreement Investors and Sam Oolie and Samuel Gottfried. (Incorporated herein by reference to Exhibit 5 to Amendment No. 1 to the original Schedule 13D)

CUSIP NO. 654865 10 4                 13D                    Page 17 of 32 Pages



Exhibit 6. Second Supplemental Common Stock and Five-Year Warrant Purchase Agreement dated as of March 22, 1999 between the Issuer, the Purchase Agreement Investors, Sam Oolie and Samuel Gottfried. (Incorporated herein by reference to Exhibit 6 to Amendment No. 3 to the original Schedule 13D)

Exhibit 7. Third Supplemental Common Stock and Five-Year Warrant Purchase Agreement dated as of January 7, 2000 between the Issuer, Sam Oolie, Samuel Gottfried, NFP, RRC and Robert N. Downey.

CUSIP NO. 654865 10 4                 13D                    Page 18 of 32 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

February 7, 2000                     NF PARTNERS, LLC

                                     By  /s/ Andrew H. Tisch
                                        ---------------------------------
                                            Andrew H. Tisch, Manager


                                     JMC INVESTMENTS LLC

                                     By  /s/ John Capozzi
                                        ---------------------------------
                                             John Capozzi, Manager


                                     RAVITCH RICE & COMPANY LLC

                                     By  /s/ Donald S. Rice
                                        ---------------------------------
                                            Donald S. Rice, Managing Director


                                     BARRY L. BLOOM

                                     By  /s/ Barry L. Bloom
                                        ---------------------------------
                                             Barry L. Bloom


                                     ROBYN SAMUELS

                                     By  /s/ Robyn Samuels
                                        ---------------------------------
                                             Robyn Samuels


                                     PAUL A. DOWNEY

                                     By  /s/ Paul A. Downey
                                        ---------------------------------
                                             Paul A. Downey

CUSIP NO. 654865 10 4                                       Page 19 of 32 Pages



                                     ROBERT N. DOWNEY

                                     By  /s/ Robert N. Downey
                                        ---------------------------------
                                             Robert N. Downey


                                     ROBERT H. SAVAGE

                                     By  /s/ Robert H. Savage
                                        ---------------------------------
                                             Robert H. Savage


                                     THOMAS M. STEINBERG

                                     By  /s/ Thomas M. Steinberg
                                        ---------------------------------
                                             Thomas M. Steinberg


                                     JOHN CAPOZZI

                                     By  /s/ John Capozzi
                                        ---------------------------------
                                             John Capozzi


                                     ANDREW H. TISCH

                                     By  /s/ Andrew H. Tisch
                                        ---------------------------------
                                             Andrew H. Tisch

CUSIP NO. 654865 10 4                                        Page 20 of 32 Pages


                                  EXHIBIT INDEX


Exhibit 1.   Agreement regarding the joint filing of this Statement.

Exhibit 2. Common Stock and Five-Year Warrant Purchase Agreement dated as of June 15, 1998 between the Issuer, the Purchase Agreement Investors and Sam Oolie and Samuel Gottfried. (Incorporated herein by reference to Exhibit 2 to the original Schedule 13D)

Exhibit 3. Form of Warrant. (Attached to the Purchase Agreement as Exhibit A). (Incorporated herein by reference to Exhibit 3 to the original
             Schedule 13D)

Exhibit 4. Registration Rights Agreement dated as of June 15, 1998 between the Issuer and the Purchase Agreement Investors. (Attached to the Purchase Agreement as Exhibit D). (Incorporated herein by reference to Exhibit 4 to the original Schedule 13D)

Exhibit 5. Supplemental Common Stock and Five-Year Warrant Purchase Agreement dated as of October 26, 1998 between the Issuer, the Supplemental Purchase Agreement Investors and Sam Oolie and Samuel Gottfried. (Incorporated herein by reference to Exhibit 5 to Amendment No. 1 to the original Schedule 13D)

Exhibit 6. Second Supplemental Common Stock and Five-Year Warrant Purchase Agreement dated as of March 22, 1999 between the Issuer, the Purchase Agreement Investors, Sam Oolie and Samuel Gottfried. (Incorporated herein by reference to Amendment No. 3 to the original Schedule 13D)

Exhibit 7. Third Supplemental Common Stock and Five-Year Warrant Purchase Agreement dated as of January 7, 2000 between the Issuer, Sam Oolie, Samuel Gottfried, NFP, RRC and Robert N. Downey.

CUSIP NO. 654865 10 4                                        Page 21 of 32 Pages


                                                                       EXHIBIT 1

                                    AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that Amendment No. 5, dated January 7, 2000, to the Schedule 13D relating to the Common Stock, par value $0.20 per share, of NoFire Technologies, Inc., as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

Dated:  February 7, 2000             NF PARTNERS, LLC

                                     By  /s/ Andrew H. Tisch
                                        ---------------------------------
                                            Andrew H. Tisch, Manager


                                     JMC INVESTMENTS LLC

                                     By  /s/ John Capozzi
                                        ---------------------------------
                                             John Capozzi, Manager


                                     RAVITCH RICE & COMPANY LLC

                                     By  /s/ Donald S. Rice
                                        ---------------------------------
                                            Donald S. Rice, Managing Director


                                     BARRY L. BLOOM

                                     By  /s/ Barry L. Bloom
                                        ---------------------------------
                                             Barry L. Bloom


                                     ROBYN SAMUELS

                                     By  /s/ Robyn Samuels
                                        ---------------------------------
                                             Robyn Samuels

CUSIP NO. 654865 10 4                                       Page 22 of 32 Pages




                                     PAUL A. DOWNEY

                                     By  /s/ Paul A. Downey
                                        ---------------------------------
                                             Paul A. Downey



                                     ROBERT N. DOWNEY

                                     By  /s/ Robert N. Downey
                                        ---------------------------------
                                             Robert N. Downey


                                     ROBERT H. SAVAGE

                                     By  /s/ Robert H. Savage
                                        ---------------------------------
                                             Robert H. Savage


                                     THOMAS M. STEINBERG

                                     By  /s/ Thomas M. Steinberg
                                        ---------------------------------
                                             Thomas M. Steinberg


                                     JOHN CAPOZZI

                                     By  /s/ John Capozzi
                                        ---------------------------------
                                             John Capozzi


                                     ANDREW H. TISCH

                                     By  /s/ Andrew H. Tisch
                                        ---------------------------------
                                             Andrew H. Tisch

CUSIP NO. 654865 10 4                                        Page 23 of 32 Pages




                                                                       EXHIBIT 7

                            NoFire Technologies, Inc.

              Third Supplemental Common Stock and Five-Year Warrant
                               Purchase Agreement

     This Agreement is made as of January 7, 2000 by and among NoFire Technologies, Inc., a Delaware corporation (the "Company"), with an office at 21 Industrial Avenue, Upper Saddle River, New Jersey, 07458, its principal stockholders, Sam Oolie and Samuel Gottfried (hereinafter referred to individually as a "Principal Stockholder" and collectively as "Principal Stockholders"), and the purchasers identified on Schedule 1 hereto (hereinafter referred to individually as a "Supplemental Purchaser" and collectively as "Supplemental Purchasers").

     WHEREAS, pursuant to a Common Stock and Five-Year Warrant Purchase Agreement dated as of June 15, 1998 among the Company, the Principal Stockholders, and certain of the Supplemental Purchasers (the "Original Agreement," the defined terms in which shall also be used here with their same meanings), the Company agreed to issue and sell and the Purchasers agreed to purchase investment units consisting of Shares and Warrants the net proceeds of which were to be used for the purposes set forth in Section 6.5 of the Original Agreement, and

     WHEREAS, during October 1998, the Company determined that in order to proceed with its business plan it would require financing of up to $480,000 through March 31, 1999 in addition to that contemplated under the Original Agreement and accordingly negotiated and entered into a Supplemental Common Stock and Five-Year Warrant Purchase Agreement dated as of October 26, 1998 (the "First Supplemental Purchase Agreement") providing for funding by the Supplemental Purchasers parties thereto of up to $480,000 through the purchase by such Supplemental Purchasers of additional investment units consisting of Shares and Warrants subject to the terms and conditions thereof, including an amendment of the Original Agreement, and

     WHEREAS, during March 1999, the Company determined that in order to continue its business plan it would require further financing of up to $800,000 through September 22, 1999 in addition to that contemplated under the Original Agreement and the First Supplemental Purchase Agreement and accordingly negotiated and entered into a Second Supplemental Common Stock and Five-Year Warrant Purchase Agreement dated as of March 22, 1999 (the "Second Supplemental Purchase Agreement") providing for funding by the Supplemental Purchasers parties thereto of up to $800.000.64 through the purchase by such Supplemental Purchasers of additional units consisting of Shares and Warrants subject to the terms and conditions thereof, including a further amendment of the Original Agreement, and

     WHEREAS, after drawing down and spending full amounts provided by the Original Agreement, the First Supplemental Purchase Agreement and the Second Supplemental Purchase Agreement, the Company determined during the fall of 1999 that it would require further

CUSIP NO. 654865 10 4                                        Page 24 of 32 Pages



financing of up to $1,100,000 to continue its current business plan during the Year 2000, $200,000 of which it obtained on December __, 1999 on an emergency demand loan basis from one of the Supplemental Purchasers hereto, and

     WHEREAS, the Supplemental Purchasers are willing to provide additional financing of up to $1,100,000.64 through the purchase of additional investment units consisting of Shares and Warrants subject to the terms and conditions of this Third Supplemental Common Stock and Five-Year Warrant Purchase Agreement, including a further amendment of the Original Agreement and a provision requiring repayment in full of the $200,000 emergency demand loan at the First Closing provided below,

     NOW, THEREFORE, in consideration of the premises and the mutual agreements hereinafter contained, the parties hereto do hereby agree as follows:

1.   Purchase and Sale.
     ------------------

     1.1   Authorization. The Company has authorized the sale and issuance of up
           -------------
to 1,641,792 Shares and five-year Warrants to purchase up to 4,104,480 additional Shares at an exercise price of $.67 per Share.

     1.2   Sale of Shares and Warrants. Subject to the provisions of this
           ---------------------------
Agreement, including the form of Share Purchase Warrant attached as Exhibit A to the Original Agreement, and on the closing dates set forth below, the Company will sell to each of the Supplemental Purchasers, severally and not jointly, and each of the Supplemental Purchasers, severally and not jointly, will purchase from the Company, up to a total amount of 1,641,792 investment units each consisting of 1 Share and five-year Warrants to purchase 2.5 Shares in the number of Shares and Warrants set forth opposite each Purchaser's name in
Schedule 1 attached hereto at the purchase price of $.67 per investment unit or a maximum purchase price of up to a total amount of $1,100,000.64.

2.   Closings of Purchases and Sales. When and as requested, the Supplemental
     -------------------------------
Purchasers hereby agree to wire transfer immediately available funds in an amount equal to their respective purchase price amounts to an account designated by the Chief Financial Officer of the Tisch Family Interests who will act as their agent (the "Agent") to make purchases of investment units on their behalf at closings hereunder. The Initial Closing will take place on Friday, January 7, 2000, and to accomplish such closing, the Supplemental Purchasers hereby agree to wire to the designated account the respective purchase price amounts set forth in Schedule 2 as due at the First Closing. In order to obtain any further financing hereunder, the Company must on or before April 30, 2000 give the Agent at least ten (10) days written notice of its desire to obtain such financing setting forth in detail each proposed expenditure required (the "Proposed Expenditure"), the purpose therefor, the payee or payees and any other pertinent information. The Agent must either accept or decline the Company's request to finance the Proposed Expenditure by replying in writing within ten (10) days of receipt of the Company's notice. Each purchase and sale shall be consummated at a closing on the date set forth in the notice requesting

CUSIP NO. 654865 10 4                                        Page 25 of 32 Pages



the Proposed Expenditure. The aggregate purchase price paid by the Agent on behalf of the Supplemental Purchasers shall be an amount up to the total amount requested, and the total number of investment units issued and sold to the Supplemental Purchasers shall be equal to the aggregate purchase price amount divided by the $0.67 investment unit purchase price, allocated to each Supplemental Purchaser pro rata according to percentages set forth in Schedule
1. The Agent will pay the Company the purchase price for the investment units by wire transfer of immediately available funds to a bank account designated by the Company, with the Company being obligated to disburse such funds directly to the payees listed in the request for the Proposed Expenditure which has been accepted by the Agent on behalf of the Supplemental Purchasers, provided, however, that the Agent reserves the right to make such payment by disbursing funds directly to such payees. At any such closing, and as a condition thereto, the Company will deliver to the Supplemental Purchasers (or the Agent on their behalf) certificates representing the number of Shares and Warrants subject to purchase, together with a copy of an opinion of counsel as provided in Section
2.1 of the Original Agreement and a bring-down certificate executed by each Principal Stockholder and the Company stating (i) that the representations and warranties set forth in Section 3 of the Original Agreement are true and correct in all material respects on the date of such closing and (ii) that the Company has performed and complied in all material respects with all covenants and agreements provided in Section 6 required of it on or prior to the date of such closing. The Agent for the Supplemental Purchasers will deliver to the Company a certificate stating that the representations and warranties set forth in Section 4 of the Original Agreement are true and correct on the date of such closing. The Agent for the Supplemental Purchasers may at any time upon ten (10) days written notice to the Company on or before April 30, 2000 elect to purchase the balance of investment units not purchased prior to the date of such notice at a closing to be held ten (10) days from the date of such notice subject to all of the terms and conditions hereof. No Supplemental Purchaser or the Agent shall have any liability or obligation to the Company or any other party for any amount requested which is declined by the Agent on behalf of the Supplemental Purchasers without reason or explanation, or for any reason.

3.   Repayment of Loan. At the First Closing, the Company shall repay the full
     -----------------
$200,000 principal amount of the emergency demand loan plus accrued interest.

4.   Representations and Warranties of the Company and its Principal
     ---------------------------------------------------------------

Stockholders. Each of the Company's Principal Stockholders and the Company
------------
hereby represents and warrants to each of the Supplemental Purchasers that the representations and warranties set forth in Schedule 3 are true and correct in all material respects as of the date hereof.

5.   Representations and Warranties of Each Supplemental Purchaser. Each
     -------------------------------------------------------------
Supplemental Purchaser severally represents and warrants that the representations and warranties set forth in Schedule 4 are true and correct in all material respects as of the date hereof.

6.   Survival of Representations and Warranties and Indemnification.
     --------------------------------------------------------------

CUSIP NO. 654865 10 4                                        Page 26 of 32 Pages



     6.1  Survival of Representations and Warranties. The representations and
          ------------------------------------------
warranties of each Principal Stockholder and the Company and each Supplemental Purchaser which are set forth in Sections 4 and 5, respectively, shall survive each closing and remain in full force and effect until the expiration of any applicable limitations period.


     6.2  Indemnification by Principal Stockholder and the Company.  Each of
          --------------------------------------------------------
Sam Oolie and the Company will indemnify, defend, save and hold harmless each Supplemental Purchaser from and against any and all damage, liability, loss, penalty, expense, assessment, judgment or deficiency of any nature whatsoever (including, without limitation, reasonable attorney's fees and expenses incident to any suit, action or proceeding) whether upon the occurrence thereof or thereafter (collectively, "Losses") incurred or sustained by such Supplemental Purchaser which shall arise out of or result from any breach of any representation, warranty or agreement given or made by such indemnifying party.

     6.3   Indemnification by Each Supplemental Purchaser. Each Supplemental
           ----------------------------------------------
Purchaser, severally and not jointly, will indemnify, defend, save and hold harmless the Company from and against any and all Losses incurred or sustained by the Company which shall arise out of or result from any breach of any representation or warranty given or made by such Supplemental Purchaser herein.

7.   Further Agreements, Assurances, and Covenants. The Company hereby confirms
     ---------------------------------------------
that it has performed and complied in all material respects with all covenants and agreements provided in Section 6 of the Original Agreement which are required of it on or prior to the date hereof. The Company has taken action to amend the Certificate of Incorporation to authorize a sufficient number of shares to provide for the issuance of shares upon the exercise of all outstanding warrants and convertible debentures, including the Warrants for which a sufficient number of authorized but unissued Shares must be reserved. The Company agrees that all legal fees and expenses incurred by the Supplemental Purchasers in connection with entering into and accomplishing the transactions under this Agreement and any incurred in connection with disputes regarding this Agreement brought about by inaccuracies, misrepresentations or breach of any of the above will be paid for by the Company. The Company also agrees that the Supplemental Purchasers shall have the registration rights with respect to the Shares and Warrants set forth in the Registration Rights Agreement attached to the Original Agreement.

8.   Further Amendment of Original Agreement. The Company hereby agrees to
     ---------------------------------------
further amend Section 2.1(b) and Section 2.2 of the Original Agreement to provide that (a) while the Purchasers shall have no obligation to purchase investment units at a Tranche 2 Closing unless the condition therefor shall have been met by August 31, 1999, they shall have the right to purchase up to 200,000 investment units consisting of 1 Share (a total of 200,000 Shares) and five-year Warrants to purchase 2.5 Shares at an exercise price of $.75 per share (a total of 500,000 shares) for a purchase price of $.75 per investment unit (a total purchase price of up to $150,000) at a Tranche 2 Closing at any time from August 31, 1999 through February 28, 2001, and (b) the Purchasers shall have the right (but not the obligation unless the condition therefor has been met by August 31, 1999) to purchase up to 666,667 further investment units consisting

CUSIP NO. 654865 10 4                                        Page 27 of 32 Pages



of 1 Share (a total of 666,667 Shares) and Warrants to purchase 2.5 Shares at an exercise price of $.75 per share (a total of 1,666,668 Shares) for a purchase price of $.75 per investment unit (a total purchase price of up to $500,000.25) at the Second Closing at any time from September 15, 1999 through March 15, 2001. Schedule 2 sets forth the Share and Warrant allocations and Purchase Price Amounts.

9.   Miscellaneous.
     -------------

     9.1  Notices. All notices, requests, consents and other communications
          -------
herein shall be in writing and shall be mailed by registered or certified mail, postage prepaid, or personally delivered, as follows:


                   (a) If to the Company or any Principal Stockholder, addressed to such party at:

                         NoFire Technologies, Inc.
                         21 Industrial Avenue
                         Upper Saddle River, NJ  07458
                         Attn: Robert R. Isen, Chief Executive Officer

                         With a copy to:

                         Gerald H. Litwin, P.A.
                         2 University Plaza
                         Hackensack, NJ  07601

                   (b)   If to the Supplemental Purchasers:

                         at their respective addresses set forth on Schedule 3 hereto or such other addresses as each of the parties hereto may provide from time to time in writing to the other parties.

     9.2  Modifications; Waiver. Neither this Agreement nor any provision hereof
          ---------------------
may be changed, waived, discharged or terminated orally or in writing.

     9.3  Entire Agreement. This Agreement, including the Schedules, contains
          ----------------
the entire agreement between the parties with respect to the transactions contemplated hereby, and supersedes all negotiations, agreements, representations, warranties, commitments, whether in writing or oral, prior to the date hereof.

     9.4  Effectiveness. This Agreement shall become effective only when
          -------------
executed by the Supplemental Purchasers, the Principal Stockholders and the Company.

CUSIP NO. 654865 10 4                                        Page 28 of 32 Pages




     9.5  Successors and Assigns. All of the terms of this Agreement shall be
          ----------------------
binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto.

     9.6  No Third-Party Beneficiaries. Nothing in this Agreement will be
          ----------------------------
construed as giving any person, firm, corporation or other entity, other than the parties hereto and their successors and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.

     9.7  Execution and Counterparts. This Agreement may be executed in any
          --------------------------
number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute one instrument. Each party shall receive a duplicate original of the counterpart copy or copies executed by it and by the Company.

     9.8  Governing Law and Severability. This Agreement shall be governed by
          ------------------------------
and construed and interpreted in accordance with the laws of the State of New Jersey without reference to principles of conflict of laws or choice of laws. In the event any provision of this Agreement or the application of any such provision to any party shall be held by a court of competent jurisdiction to be contrary to law, the remaining provisions of this Agreement shall remain in full force and effect.

     9.9  Headings. The descriptive headings of the Sections hereof and of the
          --------
Schedules and Exhibits hereto are inserted for convenience only any do not constitute a part of this Agreement.

     9.10 Execution by Telefacsimile Transmission. Telefacsimile transmissions
          ---------------------------------------
of any executed original document and/or retransmission of any executed telefacsimile transmission shall be deemed to be the same as the delivery of an executed original. At the request of any party hereto, the other parties shall confirm telefacsimile transmissions by executing duplicate original documents and delivering the same to the requesting party or parties.

CUSIP NO. 654865 10 4                                        Page 29 of 32 Pages




                           COUNTERPART SIGNATURE PAGE

                    THIRD SUPPLEMENTAL COMMON STOCK AND FIVE-
                         YEAR WARRANT PURCHASE AGREEMENT


     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Company                              Purchasers
-----------                              ----------

NoFire Technologies, Inc.                NF Partners, LLC

By: /s/ Robert R. Isen                   By: /s/ Andrew H. Tisch
    ---------------------------              -----------------------------------
        Robert R. Isen, CEO                      Andrew H. Tisch, Manager


                                         Ravitch Rice & Company LLC

Principal Stockholders                   By: /s/ Donald S. Rice
----------------------                       ----------------------------------
                                                 Donald S. Rice, Managing Dir.

/s/ Sam Oolie
------------------------------
Sam Oolie
                                         /s/ Robert N. Downey
                                         ---------------------------------------
/s/ Samuel Gottfried                     Robert N. Downey
------------------------------
Dr. Samuel Gottfried

CUSIP NO. 654865 10 4                                        Page 30 of 32 Pages




                                   SCHEDULE 1

           Third Supplemental Purchase and Maximum Potential Purchase
                                     Amount

                                                                          Maximum
                                                                         Potential          Pro Rata
Supplemental Purchaser              # Shares          # Warrants       Purchase Price      Percentage
----------------------              --------          ----------       --------------      ----------
NF Partners, LLC                    1,457,550         3,643,875          976,558.50          88.778%
Robert Downey                         164,179           410,448          109,999.93          10.000%
Ravitch Rice & Co. LLC                 20,063            50,157           13,442.21           1.222%
                                   ----------        ----------       -------------        ---------
Totals                              1,641,792         4,104,480       $1,100,000.64         100.000%



CUSIP NO. 654865 10 4                                        Page 31 of 32 Pages




                                   SCHEDULE 2

                                 Initial Closing


                                                                               Maximum
                                                                              Potential          Pro Rata
Purchaser                              # Shares      # Warrants             Purchase Price      Percentage
---------                              --------      ----------             --------------      ----------
NF Partners, LLC                        728,775       1,821,937                488,279.25          88.778%
Robert Downey                            82,089         205,224                 54,999.63          10.000%
Ravitch Rice & Co. LLC                   10,032          25,079                  6,721.44           1.222%
                                         ------          ------                  --------           ------

                           Totals       820,896       2,052,240               $550,000.32         100.000%


                   Subsequent Closing (assuming full funding)

                                                                               Maximum
                                                                              Potential          Pro Rata
Purchaser                              # Shares      # Warrants             Purchase Price      Percentage
---------                              --------      ----------             --------------      ----------
NF Partners, LLC                        728,775       1,821,938                488,279.25          88.778%
Robert Downey                            82,090         205,224                 55,000.30          10.000%
Ravitch Rice & Co. LLC                   10,031          25,078                  6,720.77           1.222%
                                         ------          ------                  --------           ------

                           Totals       820,896       2,052,240               $550,000.32         100.000%



CUSIP NO. 654865 10 4                                        Page 32 of 32 Pages




                                   SCHEDULE 3

                       Supplemental Purchasers' Addresses
                       ----------------------------------


NF Partners, LLC
667 Madison Avenue
New York, NY  10021
Attn: Mr. Andrew H. Tisch

Ravitch Rice & Company LLC
610 Fifth Avenue, Suite 420
New York, NY  10020
Attn: Mr. Donald S. Rice

Robert N. Downey
755 Park Avenue
New York, NY  10021